Exhibit 99.1

Genmab Completes Acquisition of ProfoundBio

Company Announcement

●	Genmab has completed acquisition of ProfoundBio for USD 1.8 billion in cash
●	Acquisition gives Genmab worldwide rights to three candidates in clinical development, including rinatabart sesutecan (Rina-S), plus ProfoundBio’s novel antibody-drug conjugate technology platforms

COPENHAGEN, Denmark; May 21, 2024 – Genmab A/S (Nasdaq: GMAB) announced today that it has completed its acquisition of ProfoundBio, Inc., a clinical-stage biotechnology company developing next-generation antibody-drug conjugates (ADC)s and ADC technologies for the treatment of cancers in an all-cash transaction of USD 1.8 billion (subject to adjustment for ProfoundBio’s closing net debt and transaction expenses).

With the completion of this strategic transaction, we are excited to welcome our new colleagues and their expertise in developing next-generation antibody-drug conjugates to our exceptionally talented R&D team,” said Jan van de Winkel, Ph.D., President and Chief Executive Officer of Genmab. “We look forward to unlocking new opportunities as we strengthen our oncology portfolio and continue to work towards our goal of transforming the lives of patients with innovative antibody medicines.”

The acquisition gives Genmab worldwide rights to ProfoundBio’s portfolio of next-generation ADCs, further broadening and strengthening its clinical pipeline. These programs include Rina-S, a potential best-in-class, clinical-stage, FRα-targeted, Topo1 ADC, currently in part 2 of a Phase 1/2 clinical trial, for the treatment of ovarian cancer and other FRα-expressing solid tumors. The addition of Rina-S to Genmab’s portfolio enables Genmab to deepen its presence in the gynecologic oncology space and establish a firm foundation in solid tumors. Based on the data from the ongoing Phase 1/2 clinical trial, which also indicates that Rina-S has the potential to address a broader patient population than first-generation FRα-targeted ADCs, Genmab intends to broaden the development plans for Rina-S within ovarian cancer and other FRα-expressing solid tumors. In January 2024, the U.S. Food and Drug Administration (U.S. FDA) granted Fast Track designation to Rina-S for the treatment of patients with FRα-expressing high-grade serous or endometrioid platinum-resistant ovarian cancer.

In addition, the transaction provides Genmab with access to ProfoundBio’s novel ADC technology platforms, which complement Genmab’s already validated suite of proprietary technology platforms. The combination of the companies’ technology platforms could create new opportunities to generate and develop new medicines with the potential to transform the treatment of cancer and improve patients’ lives.

As previously disclosed in Company Announcement No. 26, following the closing of this acquisition, Genmab’s operating expenses, before expenses incurred by it in connection with the transaction, are anticipated to be at or moderately above the upper end of the previously disclosed guidance range of DKK 12.4 -13.4 billion. The anticipated increase reflects the incremental R&D investment to support the advancement of ProfoundBio’s clinical programs, primarily Rina-S. Genmab’s revenue guidance is unchanged and expected to be in the previously disclosed guidance range of DKK 18.7 – 20.5 billion. Genmab expects to update its guidance no later than in connection with its second quarter 2024 earnings.

About Genmab
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 38
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Completes Acquisition of ProfoundBio

2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO®) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 38
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122